Joanne Melton Bio

Background

Joanne Melton is a business owner with 22 years of management experience in the banking industry. She held management positions at various banks from 1978 to 1988 where she was responsible for hiring, training and developing employees.

From October 1988 to January 2002 she was employed by JP Morgan Chase Bank where she started as a Commercial Loans Note Teller and was promoted to management within 4 months. During her career at Chase she was extremely successful in automating manual processes and streamlining job functions resulting in fewer employees needed to perform a variety of job duties. As a result of her success she was promoted to Division Manager of Commercial Loan Collateral Services, a Sr. Management position. Joanne was a trailblazer as she was the first black manager in Commercial Loans Services at JP Morgan Chase and in 1997 became the first black Sr. manager. Her Department serviced all Commercial Loans for JP Morgan Chase nationwide. Her expertise was evaluating operations, automating reporting and processes within the department, eliminating unnecessary positions and job functions. This resulted in eliminating waste of time and resources, running a lean operation, and a significant cost savings to the bank.

Joanne is currently the President and of Imagine International, Inc, a software development company she co-founded in 2006. From January 2006 to June 2006 she was President of Makeover Houston LLC, a company that produced a Makeover Magazine and television show. Ms. Melton co-founded Seejay Graphic design in 2002, a graphic design and printing company. She successfully launched Inmate Expressions, a greeting card branch of Seejay Graphic design. She was successful in landing contracts with multiple Federal Prisons in the United States to sell cards through their respective commissaries and Warehouses. As a small business owner she was responsible for operations as well as management of finance, compliance and accounting for the various businesses.

Education

Joanne attended the University of Texas in Austin from 1974 to 1978. She returned to college in 2005 and received a Bachelor of Science in Business Accounting in 2007 from the University of Phoenix.

Personal

Joanne is a single parent of two, a 36-year-old son who is a Geophysicist who graduated with a masters from Texas A&M University, and a daughter who graduated from Midwestern State University with a degree in Psychology. She is the grandmother of two.